GRUPO CARSO, S.A.B. DE C.V.

RECEIVED
2008 MAY -8 P 4:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 30, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of March 31,2008 and 2007 for GRUPO CARSO, S.A.B. DE C.V.

This statements are the translated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

PROCESSED
MAY 13 2008
THOMSON REUTERS

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

SUPPL

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

[redacted]

08002443

5/12

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **01** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

RECEIVED

2008 MAY -9 P

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**83,758,155**	**100**	**87,715,612**	**100**
s02	**CURRENT ASSETS**	**43,144,056**	**52**	**44,078,638**	**50**
s03	CASH AND SHORT-TERM INVESTMENTS	7,304,701	9	8,062,829	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,588,244	20	14,719,114	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,032,207	2	781,522	1
s06	INVENTORIES	16,592,465	20	14,481,757	17
s07	OTHER CURRENT ASSETS	626,439	1	6,033,416	7
s08	**LONG-TERM**	**4,502,637**	**5**	**4,529,891**	**5**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	47,064	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,573,577	4	3,453,955	4
s11	OTHER INVESTMENTS	929,060	1	1,028,872	1
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**35,261,577**	**42**	**32,580,166**	**37**
s13	LAND AND BUILDINGS	32,512,306	39	30,656,708	35
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	27,187,188	32	26,117,388	30
s15	OTHER EQUIPMENT	6,289,834	8	5,830,934	7
s16	ACCUMULATED DEPRECIATION	33,135,170	40	31,575,232	36
s17	CONSTRUCTION IN PROGRESS	2,407,419	3	1,550,368	2
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**134,596**	**0**	**124,635**	**0**
s19	**OTHER ASSETS**	**715,289**	**1**	**6,402,282**	**7**
s20	**TOTAL LIABILITIES**	**33,523,977**	**100**	**38,294,541**	**100**
s21	**CURRENT LIABILITIES**	**17,267,382**	**52**	**17,821,177**	**47**
s22	SUPPLIERS	6,236,333	19	4,407,720	12
s23	BANK LOANS	487,264	1	1,685,040	4
s24	STOCK MARKET LOANS	2,060,661	6	627,454	2
s103	OTHER LOANS WITH COST	23,290	0	1,253	0
s25	TAXES PAYABLE	1,391,213	4	1,050,903	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	7,068,621	21	10,048,807	26
s27	**LONG-TERM LIABILITIES**	**8,748,594**	**26**	**10,485,641**	**27**
s28	BANK LOANS	8,732,635	26	8,687,376	23
s29	STOCK MARKET LOANS	0	0	1,798,125	5
s30	OTHER LOANS WITH COST	15,959	0	140	0
s31	**DEFERRED LIABILITIES**	**2,109**	**0**	**45**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**7,505,892**	**22**	**9,987,678**	**26**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**50,234,178**	**100**	**49,421,071**	**100**
s34	**MINORITY INTEREST**	**8,122,570**	**16**	**7,617,313**	**15**
s35	**MAJORITY INTEREST**	**42,111,608**	**84**	**41,803,758**	**85**
s36	**CONTRIBUTED CAPITAL**	**8,782,555**	**17**	**8,786,450**	**18**
s79	CAPITAL STOCK	6,606,995	13	6,610,890	13
s39	PREMIUM ON ISSUANCE OF SHARES	2,175,560	4	2,175,560	4
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**33,329,053**	**66**	**33,017,308**	**67**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	32,847,526	65	75,923,835	154
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	481,527	1	-42,906,527	-87
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **01** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**7,304,701**	**100**	**8,062,829**	**100**
s46	CASH	1,156,920	16	1,048,119	13
s47	SHORT-TERM INVESTMENTS	6,147,781	84	7,014,710	87
s07	**OTHER CURRENT ASSETS**	**626,439**	**100**	**6,033,416**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	109,394	17	106,663	2
s82	DISCONTINUED OPERATIONS	60,351	10	5,535,695	92
s83	OTHER	456,694	73	391,058	6
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**134,596**	**100**	**124,635**	**100**
s48	DEFERRED EXPENSES (NET)	132,434	98	120,892	97
s49	GOODWILL	0	0	0	0
s51	OTHER	2,162	2	3,743	3
s19	**OTHER ASSETS**	**715,289**	**100**	**6,402,282**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	606,449	85	460,155	7
s85	DERIVATIVE FINANCIAL INSTRUMENTS	1,482	0	250	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	14,066	2	5,891,796	92
s87	OTHER	93,292	13	50,081	1
s21	**CURRENT LIABILITIES**	**17,267,382**	**100**	**17,821,177**	**100**
s52	FOREIGN CURRENCY LIABILITIES	2,224,734	13	1,244,962	7
s53	MEXICAN PESOS LIABILITIES	15,042,648	87	16,576,215	93
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**7,068,621**	**100**	**10,048,807**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	690,490	10	585,132	6
s89	INTEREST LIABILITIES	30,066	0	59,171	1
s68	PROVISIONS	2,679,193	38	2,507,363	25
s90	DISCONTINUED OPERATIONS	102,763	1	3,184,013	32
s58	OTHER CURRENT LIABILITIES	3,566,109	50	3,713,128	37
s27	**LONG-TERM LIABILITIES**	**8,748,594**	**100**	**10,485,641**	**100**
s59	FOREIGN CURRENCY LIABILITIES	7,986,072	91	8,452,244	81
s60	MEXICAN PESOS LIABILITIES	762,522	9	2,033,397	19
s31	**DEFERRED LIABILITIES**	**2,109**	**100**	**45**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	2,109	100	45	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**7,505,892**	**100**	**9,987,678**	**100**
s66	DEFERRED TAXES	7,298,397	97	6,680,962	67
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	3,150,653	32
s69	OTHER LIABILITIES	207,495	3	156,063	2
s79	**CAPITAL STOCK**	**6,606,995**	**100**	**6,610,890**	**100**
s37	CAPITAL STOCK (NOMINAL)	896,723	14	900,671	14
s38	RESTATEMENT OF CAPITAL STOCK	5,710,272	86	5,710,219	86

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **01** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**32,847,526**	**100**	**75,923,835**	**100**
s93	LEGAL RESERVE	381,635	1	381,635	1
s43	RESERVE FOR REPURCHASE OF SHARES	2,863,507	9	3,384,157	4
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	28,281,748	86	70,166,088	92
s45	NET INCOME FOR THE YEAR	1,320,636	4	1,991,955	3
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**481,527**	**100**	**-42,906,527**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	275,244	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	-36,797,100	86
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	536,596	111	654,388	-2
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-55,069	-11	-1,321	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	-7,122,880	17
s99	LABOR OBLIGATION ADJUSTMENT	0	0	-7,936	0
s100	OTHER	0	0	93,078	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **01** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	25,876,674	26,257,461
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	906	1,022
s75	EMPLOYEES (*)	55,294	52,277
s76	WORKERS (*)	22,338	22,369
s77	OUTSTANDING SHARES (*)	2,326,485,500	2,336,728,700
s78	REPURCHASED SHARES (*)	418,514,500	408,271,300
s101	RESTRICTED CASH	1,141,330	812,943
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	23,575

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **01** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**17,999,898**	**100**	**17,111,032**	**100**
r02	COST OF SALES	13,070,012	73	12,134,876	71
r03	**GROSS PROFIT**	**4,929,886**	**27**	**4,976,156**	**29**
r04	GENERAL EXPENSES	2,893,332	16	2,649,808	15
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**2,036,554**	**11**	**2,326,348**	**14**
r08	OTHER INCOME AND (EXPENSE), NET	601,622	3	-12,079	0
r06	COMPREHENSIVE FINANCING RESULT	-1,079,481	-6	10,106	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	262,392	1	235,065	1
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**1,821,087**	**10**	**2,559,440**	**15**
r10	INCOME TAXES	225,168	1	636,306	4
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,595,919**	**9**	**1,923,134**	**11**
r14	DISCONTINUED OPERATIONS	-69,532	0	402,139	2
r18	**NET CONSOLIDATED INCOME**	**1,526,387**	**8**	**2,325,273**	**14**
r19	NET INCOME OF MINORITY INTEREST	205,751	1	333,318	2
r20	**NET INCOME OF MAJORITY INTEREST**	**1,320,636**	**7**	**1,991,955**	**12**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **01** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**17,999,898**	**100**	**17,111,032**	**100**
r21	DOMESTIC	14,707,216	82	14,494,862	85
r22	FOREIGN	3,292,682	18	2,616,170	15
r23	TRANSLATED INTO DOLLARS (***)	304,639	2	230,293	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**601,622**	**100**	**-12,079**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	682,160	113	102,300	-847
r34	EMPLOYEES' PROFIT SHARING EXPENSES	92,847	15	118,972	-985
r35	DEFERRED EMPLOYEES' PROFIT SHARING	-12,309	-2	-4,593	38
r06	**COMPREHENSIVE FINANCING RESULT**	**-1,079,481**	**100**	**10,106**	**100**
r24	INTEREST EXPENSE	1,244,847	-115	1,119,910	11082
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	151	0	31	0
r26	INTEREST INCOME	567,646	-53	882,218	8730
r46	OTHER FINANCIAL PRODUCTS	1,098	0	508	5
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	-403,227	37	197,927	1959
r28	RESULT FROM MONETARY POSITION	0	0	49,394	489
r10	**INCOME TAXES**	**225,168**	**100**	**636,306**	**100**
r32	INCOME TAX	471,586	209	892,982	140
r33	DEFERRED INCOME TAX	-246,418	-109	-256,676	-40

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **01** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	17,999,899	17,111,034
r37	TAX RESULT FOR THE YEAR	1,975,146	2,962,833
r38	NET SALES (**)	75,861,949	75,254,150
r39	OPERATING INCOME (**)	9,113,375	11,733,144
r40	NET INCOME OF MAJORITY INTEREST (**)	18,788,324	7,879,239
r41	NET CONSOLIDATED INCOME (**)	20,012,523	9,561,880
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	552,914	509,975

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **01** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2008

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**17,999,898**	**100**	**17,111,032**	**100**
rt02	COST OF SALES	13,070,012	73	12,134,876	71
rt03	**GROSS PROFIT**	**4,929,886**	**27**	**4,976,156**	**29**
rt04	GENERAL EXPENSES	2,893,332	16	2,649,808	15
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**2,036,554**	**11**	**2,326,348**	**14**
rt08	OTHER INCOME AND (EXPENSE), NET	601,622	3	-12,079	0
rt06	COMPREHENSIVE FINANCING RESULT	-1,079,481	-6	10,106	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	262,392	1	235,065	1
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	1,821,087	10	2,559,440	15
rt10	INCOME TAXES	225,168	1	636,306	4
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,595,919**	**9**	**1,923,134**	**11**
rt14	DISCONTINUED OPERATIONS	-69,532	0	402,139	2
rt18	**NET CONSOLIDATED INCOME**	**1,526,387**	**8**	**2,325,273**	**14**
rt19	NET INCOME OF MINORITY INTEREST	205,751	1	333,318	2
rt20	**NET INCOME OF MAJORITY INTEREST**	**1,320,636**	**7**	**1,991,955**	**12**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 01 YEAR: 2008

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	**NET SALES**	**17,999,898**	**100**	**17,111,032**	**100**
rt21	DOMESTIC	14,707,216	82	14,494,862	85
rt22	FOREIGN	3,292,682	18	2,616,170	15
rt23	*TRANSLATED INTO DOLLARS (***)*	*304,639*	*2*	*230,293*	*1*
rt08	**OTHER INCOME AND (EXPENSE), NET**	**601,622**	**100**	**-12,079**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	682,160	113	102,300	-847
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	92,847	15	118,972	-985
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	-12,309	-2	-4,593	38
rt06	**COMPREHENSIVE FINANCING RESULT**	**-1,079,481**	**100**	**10,106**	**100**
rt24	INTEREST EXPENSE	1,244,847	-115	1,119,910	11082
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	151	0	31	0
rt26	INTEREST INCOME	567,646	-53	882,218	8730
rt46	OTHER FINANCIAL PRODUCTS	1,098	0	508	5
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	-403,227	37	197,927	1959
rt28	RESULT FROM MONETARY POSITION	0	0	49,394	489
rt10	**INCOME TAXES**	**225,168**	**100**	**636,306**	**100**
rt32	INCOME TAX	471,586	209	892,982	140
rt33	DEFERRED INCOME TAX	-246,418	-109	-256,676	-40

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 01 YEAR: 2008

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	552,914	509,975

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**1,526,387**	**2,325,273**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	15,239	-60,481
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**1,541,626**	**2,264,792**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-727,460	276,558
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**814,166**	**2,541,350**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	304,083	-3,574,409
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	-16,412,299	-449,059
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**-16,108,216**	**-4,023,468**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-591,865**	**845,446**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-15,885,915	-636,672
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	23,190,616	8,699,501
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**7,304,701**	**8,062,829**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **01** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**15,239**	**-60,481**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	552,914	509,975
c41	+ (-) OTHER ITEMS	-537,675	-570,456
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-727,460**	**276,558**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	508,563	1,114,163
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-401,245	1,089,642
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	1,509,277	86,663
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	-1,610,778	-1,513,020
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	-733,277	-500,890
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**304,083**	**-3,574,409**
c23	+ BANK FINANCING	-362,541	-4,743,068
c24	+ STOCK MARKET FINANCING	0	-225,258
c25	+ DIVIDEND RECEIVED	672,048	1,488,121
c26	+ OTHER FINANCING	-5,424	-94,204
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**-16,412,299**	**-449,059**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-1,048	-777
c31	(-) DIVIDENDS PAID	-16,299,799	-374,003
c32	+ PREMIUM ON ISSUANCE OF SHARES	-111,452	-74,279
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-591,865**	**845,446**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	-225	54,108
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-1,251,290	-254,053
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	355,636	-316,397
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	54,688	11,440
c39	+ (-) OTHER ITEMS	249,326	1,350,348

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **01** YEAR: **2008**

GRUPO CARSO, S.A.B. DE C.V.

DATA PER SHARE **CONSOLIDATED**

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	8.05		$	3.37	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	7.93		$	3.27	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.64		$	0.81	
d08	CARRYNG VALUE PER SHARE	$	18.10		$	17.89	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	7.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		2.48	times		2.34	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		5.59	times		12.40	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	8.48	%	13.59	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	44.62	%	18.85	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	23.89	%	10.90	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	83.69	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	2.12	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.91	times	0.86	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	2.15	times	2.31	times
p08	INVENTORIES TURNOVER (**)	3.32	times	3.64	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	72	days	67	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	27.12	%	28.85	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	40.02	%	43.66	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.67	times	0.77	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	30.46	%	25.32	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	24.81	%	32.18	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	1.64	times	2.08	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.26	times	1.97	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.50	times	2.47	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.54	times	1.66	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.29	times	1.15	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	42.30	%	45.24	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	8.56	%	13.24	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	-4.04	%	1.62	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	0.65	times	2.27	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-1.89	%	88.84	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	101.89	%	11.16	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	211.41	%	-30.05	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.00000	18	2,326,485,500	0	2,326,485,500	0	896,723	0
TOTAL			2,326,485,500	0	2,326,485,500	0	896,723	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 2,326,485,500

NOTES

GRUPO CARSO, S.A.B. DE C.V.

April 30, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Enclosed, find the audited consolidated financial statements as of December 31,2007 and 2006 for GRUPO CARSO, S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**101,720,275**	**100**	**94,076,236**	**100**
s02	**CURRENT ASSETS**	**60,608,123**	**60**	**48,833,596**	**52**
s03	CASH AND SHORT-TERM INVESTMENTS	23,190,616	23	8,848,599	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,096,807	17	16,617,666	18
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,805,346	2	779,122	1
s06	INVENTORIES	16,191,220	16	16,045,592	17
s07	OTHER CURRENT ASSETS	2,324,134	2	6,542,617	7
s08	**LONG-TERM**	**5,313,614**	**5**	**4,504,271**	**5**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	46,759	0	46,202	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,010,970	4	3,512,813	4
s11	OTHER INVESTMENTS	1,255,885	1	945,256	1
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**34,956,969**	**34**	**33,626,174**	**36**
s13	LAND AND BUILDINGS	31,802,906	31	31,652,636	34
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	26,679,872	26	26,877,106	29
s15	OTHER EQUIPMENT	6,317,876	6	5,894,905	6
s16	ACCUMULATED DEPRECIATION	32,606,740	32	32,009,767	34
s17	CONSTRUCTION IN PROGRESS	2,763,055	3	1,211,294	1
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**145,588**	**0**	**110,519**	**0**
s19	**OTHER ASSETS**	**695,981**	**1**	**7,001,676**	**7**
s20	**TOTAL LIABILITIES**	**36,494,724**	**100**	**45,692,455**	**100**
s21	**CURRENT LIABILITIES**	**19,957,703**	**55**	**25,042,384**	**55**
s22	SUPPLIERS	7,847,111	22	5,971,629	13
s23	BANK LOANS	632,792	2	7,019,834	15
s24	STOCK MARKET LOANS	2,060,661	6	830,080	2
s103	OTHER LOANS WITH COST	26,736	0	33,937	0
s25	TAXES PAYABLE	1,979,530	5	992,097	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	7,410,873	20	10,194,807	22
s27	**LONG-TERM LIABILITIES**	**8,967,585**	**25**	**10,339,998**	**23**
s28	BANK LOANS	8,949,648	25	8,462,536	19
s29	STOCK MARKET LOANS	0	0	1,815,800	4
s30	OTHER LOANS WITH COST	17,937	0	61,662	0
s31	**DEFERRED LIABILITIES**	**2,136**	**0**	**46**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**7,567,300**	**21**	**10,310,027**	**23**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**65,225,551**	**100**	**48,383,781**	**100**
s34	**MINORITY INTEREST**	**8,017,308**	**12**	**8,152,273**	**17**
s35	**MAJORITY INTEREST**	**57,208,243**	**88**	**40,231,508**	**83**
s36	**CONTRIBUTED CAPITAL**	**8,783,603**	**13**	**8,787,304**	**18**
s79	CAPITAL STOCK	6,608,043	10	6,611,744	14
s39	PREMIUM ON ISSUANCE OF SHARES	2,175,560	3	2,175,560	4
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**48,424,640**	**74**	**31,444,204**	**65**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	91,798,563	141	74,012,890	153
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-43,373,923	-66	-42,568,686	-88
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s03	**CASH AND SHORT-TERM INVESTMENTS**	23,190,616	100	8,848,599	100
s46	CASH	1,256,289	5	1,002,718	11
s47	SHORT-TERM INVESTMENTS	21,934,327	95	7,845,881	89
s07	**OTHER CURRENT ASSETS**	2,324,134	100	6,542,617	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	456,089	20	520,739	8
s82	DISCONTINUED OPERATIONS	1,618,984	70	5,843,348	89
s83	OTHER	249,061	11	178,530	3
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	145,588	100	110,519	100
s48	DEFERRED EXPENSES (NET)	133,668	92	105,618	96
s49	GOODWILL	0	0	0	0
s51	OTHER	11,920	8	4,901	4
s19	**OTHER ASSETS**	695,981	100	7,001,676	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	588,369	85	488,955	7
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	14,066	2	6,466,717	92
s87	OTHER	93,546	13	46,004	1
s21	**CURRENT LIABILITIES**	19,957,703	100	25,042,384	100
s52	FOREIGN CURRENCY LIABILITIES	2,406,222	12	1,284,019	5
s53	MEXICAN PESOS LIABILITIES	17,551,481	88	23,758,365	95
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	7,410,873	100	10,194,807	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	284,071	4	890,173	9
s89	INTEREST LIABILITIES	40,841	1	106,647	1
s68	PROVISIONS	2,337,291	32	2,292,259	22
s90	DISCONTINUED OPERATIONS	552,788	7	3,533,754	35
s58	OTHER CURRENT LIABILITIES	4,195,882	57	3,371,974	33
s27	**LONG-TERM LIABILITIES**	8,967,585	100	10,339,998	100
s59	FOREIGN CURRENCY LIABILITIES	8,120,135	91	8,437,818	82
s60	MEXICAN PESOS LIABILITIES	847,450	9	1,902,180	18
s31	**DEFERRED LIABILITIES**	2,136	100	46	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	2,136	100	46	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	7,567,300	100	10,310,027	100
s66	DEFERRED TAXES	7,404,824	98	6,907,633	67
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	3,234,938	31
s69	OTHER LIABILITIES	162,476	2	167,456	2
s79	**CAPITAL STOCK**	6,608,043	100	6,611,744	100
s37	CAPITAL STOCK (NOMINAL)	897,771	14	935,322	14
s38	RESTATEMENT OF CAPITAL STOCK	5,710,272	86	5,676,422	86

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**91,798,563**	**100**	**74,012,890**	**100**
s93	LEGAL RESERVE	381,635	0	381,635	1
s43	RESERVE FOR REPURCHASE OF SHARES	2,976,008	3	3,493,135	5
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	68,981,277	75	62,108,748	84
s45	NET INCOME FOR THE YEAR	19,459,643	21	8,029,372	11
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-43,373,923**	**100**	**-42,568,686**	**100**
s70	ACCUMULATED MONETARY RESULT	275,244	0	275,244	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	-36,199,024	83	-35,790,685	84
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	9,929	0	7,065	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-66,623	0	-62,757	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-7,485,541	17	-7,082,696	17
s99	LABOR OBLIGATION ADJUSTMENT	-987	0	-7,936	0
s100	OTHER	93,079	0	93,079	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	40,650,420	23,791,212
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	947	1,011
s75	EMPLOYEES (*)	56,107	54,806
s76	WORKERS (*)	21,850	24,554
s77	OUTSTANDING SHARES (*)	2,329,205,000	2,338,690,900
s78	REPURCHASED SHARES (*)	415,795,000	406,309,100
s101	RESTRICTED CASH	757,735	725,894
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	40,709

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

AUDITED INFORMATION (Thousands of Mexican Pesos) **Final Printing**

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**74,973,084**	**100**	**74,270,251**	**100**
r02	COST OF SALES	54,134,082	72	52,024,841	70
r03	**GROSS PROFIT**	**20,839,002**	**28**	**22,245,410**	**30**
r04	GENERAL EXPENSES	11,435,833	15	10,670,239	14
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**9,403,169**	**13**	**11,575,171**	**16**
r08	OTHER INCOME AND (EXPENSE), NET	14,008,414	19	-293,199	0
r06	COMPREHENSIVE FINANCING RESULT	-371,396	0	-1,845,850	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,150,192	2	1,151,104	2
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**24,190,379**	**32**	**10,587,226**	**14**
r10	INCOME TAXES	5,353,649	7	2,722,730	4
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**18,836,730**	**25**	**7,864,496**	**11**
r14	DISCONTINUED OPERATIONS	1,974,679	3	1,929,332	3
r18	**NET CONSOLIDATED INCOME**	**20,811,409**	**28**	**9,793,828**	**13**
r19	NET INCOME OF MINORITY INTEREST	1,351,766	2	1,764,456	2
r20	**NET INCOME OF MAJORITY INTEREST**	19,459,643	26	8,029,372	11

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE. **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**74,973,084**	**100**	**74,270,251**	**100**
r21	DOMESTIC	62,755,150	84	63,973,212	86
r22	FOREIGN	12,217,934	16	10,297,039	14
r23	TRANSLATED INTO DOLLARS (***)	1,087,886	1	887,453	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**14,008,414**	**100**	**-293,199**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	14,415,646	103	89,398	-30
r34	EMPLOYEES' PROFIT SHARING EXPENSES	412,626	3	410,113	-140
r35	DEFERRED EMPLOYEES' PROFIT SHARING	-5,394	0	-27,516	9
r06	**COMPREHENSIVE FINANCING RESULT**	**-371,396**	**100**	**-1,845,850**	**100**
r24	INTEREST EXPENSE	2,945,358	-793	3,472,019	-188
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	188	0	197	0
r26	INTEREST INCOME	2,221,265	-598	1,869,414	-101
r46	OTHER FINANCIAL PRODUCTS	3,398	0	9,220	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	373,308	-101	-324,815	18
r28	RESULT FROM MONETARY POSITION	-23,821	6	72,547	-4
r10	**INCOME TAXES**	**5,353,649**	**100**	**2,722,730**	**100**
r32	INCOME TAX	4,880,034	91	3,345,467	123
r33	DEFERRED INCOME TAX	473,615	9	-622,737	-23

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED INFORMATION (Thousands of Mexican Pesos) **Final Printing**

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	74,973,085	74,270,252
r37	TAX RESULT FOR THE YEAR	20,188,723	10,045,017
r38	NET SALES (**)	74,973,084	74,270,251
r39	OPERATING INCOME (**)	9,403,169	11,575,171
r40	NET INCOME OF MAJORITY INTEREST (**)	19,459,643	8,029,372
r41	NET CONSOLIDATED INCOME (**)	20,811,409	9,793,828
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,123,778	2,030,682

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM OCTOBER1 TO DECEMBER 31 OF 2007

AUDITED INFORMATION (Thousands of Mexican Pesos) **Final Printing**

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**21,147,059**	**100**	**20,469,911**	**100**
rt02	COST OF SALES	15,890,490	75	14,088,219	69
rt03	**GROSS PROFIT**	**5,256,569**	**25**	**6,381,692**	**31**
rt04	GENERAL EXPENSES	3,277,669	15	2,949,997	14
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**1,978,900**	**9**	**3,431,695**	**17**
rt08	OTHER INCOME AND (EXPENSE), NET	14,065,438	67	-272,277	-1
rt06	COMPREHENSIVE FINANCING RESULT	154,867	1	-984,857	-5
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	299,756	1	355,718	2
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**16,498,961**	**78**	**2,530,279**	**12**
rt10	INCOME TAXES	3,514,022	17	768,456	4
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**12,984,939**	**61**	**1,761,823**	**9**
rt14	DISCONTINUED OPERATIONS	549,472	3	550,707	3
rt18	**NET CONSOLIDATED INCOME**	**13,534,411**	**64**	**2,312,530**	**11**
rt19	NET INCOME OF MINORITY INTEREST	348,875	2	424,108	2
rt20	**NET INCOME OF MAJORITY INTEREST**	**13,185,536**	**62**	**1,888,422**	**9**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION (Thousands of Mexican Pesos) **Final Printing**

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**21,147,059**	**100**	**20,469,911**	**100**
rt21	DOMESTIC	17,899,778	85	18,046,538	88
rt22	FOREIGN	3,247,281	15	2,423,373	12
rt23	TRANSLATED INTO DOLLARS (***)	294,143	1	214,109	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**14,065,438**	**100**	**-272,277**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	14,141,512	101	-209,436	77
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	75,351	1	52,144	-19
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	723	0	10,697	-4
rt06	**COMPREHENSIVE FINANCING RESULT**	**154,867**	**100**	**-984,857**	**100**
rt24	INTEREST EXPENSE	464,324	300	976,046	-99
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	28	0	20	0
rt26	INTEREST INCOME	444,800	287	202,735	-21
rt46	OTHER FINANCIAL PRODUCTS	843	1	1,146	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	238,430	154	-251,548	26
rt28	RESULT FROM MONETARY POSITION	-64,854	-42	38,876	-4
rt10	**INCOME TAXES**	**3,514,022**	**100**	**768,456**	**100**
rt32	INCOME TAX	2,988,342	85	937,054	122
rt33	DEFERRED INCOME TAX	525,680	15	-168,598	-22

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

AUDITED INFORMATION

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	546,331	520,238

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**20,811,409**	**9,793,828**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	-13,512,178	410,701
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**7,299,231**	**10,204,529**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-538,565	-1,376,731
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**6,760,666**	**8,827,798**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	-5,042,791	5,781,903
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	-2,457,912	-6,696,726
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**-7,500,703**	**-914,823**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**15,230,896**	**-8,318,522**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	14,490,859	-405,547
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	8,699,757	9,254,146
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**23,190,616**	**8,848,599**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**-13,512,178**	**410,701**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,123,778	2,030,682
c41	+ (-) OTHER ITEMS	-15,635,956	-1,619,981
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-538,565**	**-1,376,731**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-1,596,595	-1,684,603
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-1,154,073	-2,310,521
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-1,266,613	2,012,164
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	1,902,416	-573,829
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,576,300	1,180,058
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**-5,042,791**	**5,781,903**
c23	+ BANK FINANCING	-5,899,930	5,289,133
c24	+ STOCK MARKET FINANCING	-585,219	-323,020
c25	+ DIVIDEND RECEIVED	1,493,284	1,228,459
c26	+ OTHER FINANCING	-50,926	-412,669
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**-2,457,912**	**-6,696,726**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-3,656	-10,338
c31	(-) DIVIDENDS PAID	-2,062,712	-5,995,080
c32	+ PREMIUM ON ISSUANCE OF SHARES	-391,544	-691,308
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**15,230,896**	**-8,318,522**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	18,503,157	-3,810,199
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-2,976,061	-2,575,179
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-1,515,886	-149,745
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	319,212	153,056
c39	+ (-) OTHER ITEMS	900,474	-1,936,455

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **04** YEAR: **2007**

GRUPO CARSO, S.A.B. DE C.V.

DATA PER SHARE **CONSOLIDATED**

AUDITED INFORMATION **Final Printing**

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	8.33		$	3.42	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	8.06		$	3.35	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	-.85		$	-.82	
d08	CARRYNG VALUE PER SHARE	$	24.56		$	17.20	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0 51		$	2.40	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		1.68	times		2.41	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		4.96	times		12.12	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

RATIOS **CONSOLIDATED**

AUDITED INFORMATION **Final Printing**

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	27.76	%	13.19	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	34.02	%	19.96	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	20.46	%	10.41	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	14.96	%	60.33	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.11	%	0.74	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.74	times	0.79	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	2.14	times	2.21	times
p08	INVENTORIES TURNOVER (**)	3.34	times	3.24	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	71	days	70	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	25.20	%	17.17	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	35.88	%	48.57	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.56	times	0.94	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	28.84	%	21.28	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	25.65	%	30.75	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	3.19	times	3.33	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.05	times	1.63	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.04	times	1.95	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.23	times	1.31	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.66	times	1.07	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	116.20	%	35.33	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	9.74	%	13.74	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	-0.72	%	-1.85	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	2.30	times	2.54	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	67.23	%	-632.02	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	32.77	%	732.02	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	-19.54	%	30.96	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED INFORMATION

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.00000	17	2,329,205,000	0	2,329,205,000	0	897,771	0
TOTAL			2,329,205,000	0	2,329,205,000	0	897,771	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 2,329,205,000

NOTES

GRUPO CARSO, S.A.B. DE C.V.

RECEIVED
2008 MAY -8 P 4: 3-
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 5, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the Notice to the Stockholders of Grupo Carso, S.A.B. de C.V. related to the Cash Dividend in accordance with the resolutions adopted by the Ordinary Stockholders General Assembly of such company held on April 28, 2008.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

GRUPO CARSO, S.A.B. DE C.V.
NOTICE TO THE STOCKHOLDERS
CASH DIVIDEND

In accordance with the resolutions adopted by the Ordinary Stockholders General Assembly of Grupo Carso, S.A.B. de C.V., held on April 28, 2008, the payment of a cash dividend of $0.60 Domestic Currency (Sixty cents, domestic currency) per stock, coming from the balance of the Net Profit Tax Account, shall be made to the stockholders, in one exhibit, over the total amount of outstanding stocks that integrate the stock capital, as of May 15, 2008, in Exchange of coupon 18.

The payment of the corresponding exhibit shall be made as of the date previously mentioned, during business days and hours, at Miguel de Cervantes Saavedra No. 255, first floor, at the corner of Moliere Street, Granada neighborhood, Miguel Hidalgo Delegation, Mexico, D.F., (Telephone 53 28 58 30). Regarding the stocks in deposit at S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., (Securities Deposit Institution S.D. Indeval), this exhibit's payment shall be made pursuant the legal and administrative provisions that apply.

Mexico, D.F. April 28, 2008.

Lic. Sergio F. Medina Noriega
Secretary of the Board of Directors
And Special Delegate of the Assembly

GRUPO CARSO, S.A.B. DE C.V.

May 5, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the Summary of the agreements adopted in the Ordinary Stockholders General Assembly of Grupo Carso, S.A.B. de C.V. held on April 28, 2008.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

SUMMARY OF THE AGREEMENT ADOPTED AT THE ORDINARY STOCKHOLDERS GENERAL ASSEMBLY OF GRUPO CARSO, S.A.B. DE C.V., HELD ON APRIL 28, 2008.

ORDINARY STOCKHOLDERS GENERAL ASSEMBLY

A) Note was taken of the Stockholders' Letter that was read to the Assembly by the Chairman of the Board of Directors

B) It was considered as rendered and it was approved in all of its terms the General Director's Report that was presented to the Assembly, related to the course of business and operations of Grupo Carso, S.A.B. de C.V. during the fiscal year that ended on December 31, 2007.

C) Were considered as presented and were approved in their terms the Board of Directors reports on the main policies and accounting and information criteria used while preparing the financial information for fiscal year 2007, and in relation to the operations and activities in which such body participated pursuant the provisions of the Securities Market Act.

D) Due note was taken of the Report the Committee with Audit, Corporate Practices, and Financials and Planning functions, on the terms in which it was presented to the Assembly.

E) Due notes were taken on the External Auditor's Expert Opinion, and the opinion of the Board of Directors about the General Director's Report which is referred to in the Securities Market Act.

F) Were considered as presented and were approved in all of its parts the consolidated financial statements of Grupo Carso, S.A.B. de C.V. and subsidiaries as of December 31, 2007.

G) On the grounds of the provisions set forth on Article 93-A of the Income Tax Act Regulations, the assembly has been duly advised about the Corporation's tax compliance obligations, on the terms in which the subject was informed.

H) The following was approved:

APPROPRIATION OF PROFITS

(Thousands of Pesos)

Accrued profits according to the certified financial statements as of December 31, 2007, which include the fiscal year 2007 net profit, for the amount of $19,459,643: $91,798,563.

Minus: Profits applied to the purchase of own stocks during the period running from January 1st to the April 25, 2008, in accordance to the authorization of the Ordinary Shareholder General Assembly held on April 26, 2007: $ 111,452.

Minus: Extraordinary cash dividend of $7.00 per share, payable as of March 7,2008, according to the resolutions adopted by the Board of Directors Meeting held on February 25, 2008, in Exchange of coupon 17 : $16,285,399.

Minus: Write-off against the accrued profits from the Possession of Non-Monetary Assets Results, from the Monetary Position Results and Differed Income Tax Accrued Effect; and from the Initial Accrued Results allocation of the Corporation's Deferred Workers Profit Sharing, all of these as a consequence of the new accounting provisions in effect, as of January 1st, 2008, included in the Financial Information Standards (*Normas de Información Financiera*) (NIF): NIF B-10 Inflation effects NIF D-3 Benefits to the Employees and NIF D-4 Profit Tax : 43,849,269.

Minus: Amount that shall be allocated to pay the Stockholders a dividend of $0.60 per each outstanding share, coming from the balance of Net Fiscal Profit Account, payable in a single exhibit, in Exchange of coupon 18, as of May 15, 2008 : 1,395,891*(1)*

No appropriation is made for the legal reserve, since it has been already fulfilled pursuant Article 20 of the Corporate General Act.

The balance of the legal reserve as of December 31, 2007 amounts to $381,635.

Accrued profits balance which, besides being available to the Corporation's Stockholders General Assembly is also made available to the Board of Directors except for the total amount of the legal reserve, delegating in this preceding body the broadest powers to totally or partially earmark it, as it deems or is appropriate, for the constitution or increase

of reserves and/or to its distribution as dividend(s) to the Corporation's Stockholders: $30,130,999 *(2)*

(1)Estimated amount considering a total of 2,326,485,500 outstanding stocks to the date of this Assembly.

(2)Amount subject to the reduction from the acquisition of stocks representing the capital stock, pursuant the resolutions that apply of the Ordinary Stockholders Assembly held on April 26, 2007, which continue in full effect and legal force or by the applications of the Financial Information Standards.

I) The exhibit corresponding to the cash dividend as ordained by the Assembly, which comes from net tax account balance, shall be payable as of May 15, 2008, in exchange of coupon 18 of the stock certificates representing the stock capital in effect at the moment the corresponding payment is made.

J) It has been expressly authorized to immediately run the accounting entries as appropriate, by reason of the approved appropriation of profits.

K) It has been expressly ratified the Board of Directors and the General Director management for fiscal year 2007, and, consequently the individuals that acted as Board Members were released, as well as the aforesaid executive, of any liabilities in which they could have incurred in the lawful performance of their corresponding positions.

L) The Assembly was informed about the agreements that in due course the Board of Directors adopted, based on which the order given to purchase and place own stocks, did not experienced any changes, moreover it ratified and made its own the following Resolutions: (i) V.3.5. adopted following the discussion of item V.3. on the Agenda of the Board of Directors meeting held on April 9, 2007, related to the authorization so that Grupo Carso, S.A. de C.V. remains as jointly liable and guarantor of several subsidiaries, to open a clean credit in their favor, for up to an overall total amount of 5,000 million pesos; (ii) I.3. adopted following the discussion of the first item on the Agenda of the Board of Directors meeting held on August 21, 2007, related to the authorization so that its subsidiary Carso Infraestructura y Construcción, S.A.B. de C.V., would merge, as acquirer company, with Casas Urvitec, S.A. de C.V., as target company and (iii) IV.4.2. adopted following the discussion of item IV.4. on the Agenda of the Board of Directors

meeting held on October 1st, 2007, referring to the authorization so that one of its subsidiaries warrantees a revolving line of credit of up to USD 900 million dollars.

M) Were ratified in their corresponding positions, the proprietary board members and substitutes of the Corporation, therefore, the Board of Directors of Grupo Carso, S.A.B. de C.V., shall continue integrated as follows:

PROPRIETOR MEMBERS	SUBSTITUTE MEMBERS
1.- MR. CARLOS SLIM DOMIT	1.- MR. EDUARDO VALDÉS ACRA
2.- MR. RUBÉN AGUILAR MONTEVERDE	2.- MR. JULIO GUTIÉRREZ TRUJILLO
3.- MR. ANTONIO COSÍO ARIÑO	3.- MR. ANTONIO COSÍO PANDO
4.- MR. JAIME CHICO PARDO	4.- MR. FERNANDO G. CHICO PARDO
5.- MR. ARTURO ELÍAS AYUB	5.- MR. ALFONSO SALEM SLIM
6.- MR. CLAUDIO X. GONZÁLEZ LAPORTE	6.- MR. DAVID IBARRA MUÑOZ
7.- MR. JOSE HUMBERTO GUTIÉRREZ OLVERA Z.	7.- MR. ANTONIO GÓMEZ GARCÍA
8.- MR. DANIEL HAJJ ABOUMRAD	8.- MR. CARLOS HAJJ ABOUMRAD
9.- MR. RAFAEL MOISÉS KALACH MIZRAHI	9.- -----------------
10.- MR. JOSÉ KURI HARFUSH	10.- MR. IGNACIO COBO GONZÁLEZ
11.- MR. JUAN ANTONIO PÉREZ SIMÓN	11.- -----------------
12.- MR. AGUSTÍN SANTAMARINA VÁZQUEZ	12.- -----------------
13.- MR. FERNANDO SENDEROS MESTRE	13.- -----------------
14.- MR. PATRICK SLIM DOMIT	14.- MR. ALEJANDRO ABOUMRAD GABRIEL
15.- MR. MARCO ANTONIO SLIM DOMIT	15.- MR. LUIS MANUEL HERNÁNDEZ GARCÍA
16.- MR. FERNANDO SOLANA MORALES	16.- -----------------

N) Due note was taken of the profiles of the Board Members that were presented to the Assembly.

O) The following members of the Board of Directors were qualified as independents: Mr. Rubén Aguilar Monteverde, Mr. Antonio Cosío Ariño, Mr. Claudio X. González Laporte, Mr. Rafael Moisés Kalach Mizrahi, Mr. José Kuri Harfush, Mr. Juan Antonio Pérez Simón, Mr. Agustín Santamarina Vázquez, Mr. Fernando Senderos Mestre, Mr. Fernando Solana Morales, Mr. Julio Gutiérrez Trujillo, Mr. Antonio Cosío Pando, Mr. David Ibarra Muñoz and Mr. Ignacio Cobo González; according to the documents that the Corporation has, and in the enforcement of the provisions foreseen on Article 26 of the Securities Market Act.

P) It was resolved to ratify the executive of the Board of Directors as follows: Mr. Carlos Slim Domit, Chairman; Mr. Patrick Slim Domit, Vice-president; Mr. Quintín Humberto Botas Hernández, Treasurer; Mr. Sergio F. Medina Noriega, Secretary; and Mr. Alejandro Archundia Becerra, Pro-Secretary; these three latter without being part of the Board. The aforesaid was agreed without prejudice to the powers that the corporate by-laws grant to the Board of Directors regarding the appointment of executives of such body of the Corporation.

Q) It was resolved to ratify Mr. José Kuri Harfush in the position of Chairman of the Corporate Practices and Audit Committee, without prejudice to the powers that the Board of Directors has, regarding the appointment and withdrawal at any time of the other members of the said Committed, same that was expressly confirmed to him.

R) It was resolved that the amount of $16,000.00 domestic currency shall be paid as professional fee to each of the Board members, to the Secretary and in its case, to the Pro-Secretary, for every Board of Directors meeting they attend to, remaining subject to the payment of tax withdraws that apply, and that the Board members fees for their services as Chairmen or members of Committees shall be those, in its case, those that would been decided by or shall decide in the future the Board of Directors of the Corporation.

S) It was resolved to appoint as Special Delegates of the Assembly the following Mssrs: Mr. José Humberto Gutiérrez Olvera Zubizarreta, Mr. Quintín Humberto Botas Hernández, Mr. Sergio F. Medina Noriega and Mr. Alejandro Archundia Becerra, who shall have the broadest powers to: a) Appear before the Notary Public of their choice to legalize fully or partially the assembly's minute and so based on the Corporation's corporate background, shall proceed to certify the copy of the document the by-laws of Grupo Carso, S.A.B. de C.V., and it was authorized and ratified that the certified copy resulting from the above mentioned, b) Transact in the Public Registry of Commerce the inscriptions that apply, either by themselves or by means of the person or persons appointed by them; c) Prepare and publish the notice or notices they deem appropriate regarding the resolutions adopted by the Assembly; d) Issue the certificates of the minute or of any of its parts, as well as all of those certifications required or appropriate to issue and that would be related with the Assembly; and e) Carry out any of the actions and formalities required so that the Assembly resolutions be duly and totally fulfilled and legalized. Likewise it was resolved that, while exerting their powers, may act indistinctively the General Director or any of the Special Delegates appointed individually.

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